                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*


                   CHESAPEAKE BIOLOGICAL LABORATORIES, INC.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                    165146
                                (CUSIP Number)


                                 James C. Gale
          126 East 56th Street, 24th Floor, New York, New York 10022,
                                 212- 907-0789
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 May 20, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 165146                      13D                    Page 2 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Corporate Opportunities Fund, L.P.
            Corporate Opportunities Fund (Institutional), L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                         (a) [X]
                                                                  (b) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)  WC


5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [  ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware limited partnerships

NUMBER OF                   7        SOLE VOTING POWER    945,840
SHARES
BENEFICIALLY                8        SHARED VOTING POWER    None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER    945,840
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          945,840

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [    ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.47%

14     TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 165146                      13D                  Page 3 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [X]
                                                            (b) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)  WC


5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [  ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnership

NUMBER OF                   7        SOLE VOTING POWER    147,420
SHARES
BENEFICIALLY                8        SHARED VOTING POWER    None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER    147,420
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          147,420

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [    ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.57%

14     TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 165146                      13D                  Page 4 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund (Institutional), L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [X]
                                                            (b) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)  WC


5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [  ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware limited partnerships

NUMBER OF                   7        SOLE VOTING POWER    798,420
SHARES
BENEFICIALLY                8        SHARED VOTING POWER    None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER    798,420
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          798,420

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [    ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.50%

14     TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 165146                      13D                  Page 5 of 13 Pages


1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SMM Corporate Management, LLC


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [  ]
                                                            (b) [  ]



3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)

          WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)     [  ]



6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited liability company


NUMBER OF                   7        SOLE VOTING POWER    945,840
SHARES
BENEFICIALLY                8        SHARED VOTING POWER    None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER    945,840
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER  None


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          945,840

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)    [    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.47%


14    TYPE OF REPORTING PERSON (See Instructions)      OO

CUSIP NO. 165146                      13D                  Page 6 of 13 Pages


1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sanders Morris Mundy Inc.


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [  ]
                                                            (b) [  ]


3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)

          WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)     [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

NUMBER OF                   7        SOLE VOTING POWER    945,840
SHARES
BENEFICIALLY                8        SHARED VOTING POWER    None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER    945,840
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER  None


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          945,840

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)    [    ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.47%


14    TYPE OF REPORTING PERSON (See Instructions)      CO

CUSIP NO. 165146                      13D                  Page 7 of 13 Pages


1     NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James C. Gale


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [  ]
                                                            (b) [  ]


3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)

          WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)     [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF                   7        SOLE VOTING POWER    945,840
SHARES
BENEFICIALLY                8        SHARED VOTING POWER    None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER    945,840
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER  None


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          945,840


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)    [    ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.47%


14    TYPE OF REPORTING PERSON (See Instructions)      IN

CUSIP NO.  165146                         13D             Page 8 of 13 Pages


Item 1.  Security and Issuer.

     This statement relates to the Class A Common Stock of Chesapeake Biological Laboratories, Inc., a Maryland corporation. The principal executive office of the issuer of such securities is located at 1111 S. Paca Street, Baltimore, Maryland 21230.

Item 2.  Identity and Background.

     Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. (the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     SMM Corporate Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     Sanders Morris Mundy Inc. is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Mundy required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Mundy. No corporation or other person is or may be deemed to be ultimately in control of Sanders Morris Mundy. Sanders Morris Mundy is a registered broker/dealer.

     James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

     Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Mundy Inc. The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

CUSIP NO. 165146                            13D             Page 9 of 13 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     On May 20, 1999, Corporate Opportunities Fund, L.P. purchased 2,106 shares of Series A Convertible Preferred Stock ("Preferred Stock") together with warrants ("Warrants") to purchase 7,020 shares of Class A Common Stock at an exercise price of $1.50 for an aggregate consideration of $210,600 and Corporate Opportunities Fund (Institutional), L.P. purchased 11,406 shares of Preferred Stock and 38,020 warrants for an aggregate consideration of $1,140,600. The source of these funds was working capital of the Funds. The Preferred Stock is convertible into Class A Common Stock at $1.50 per share, as adjusted for stock splits, stock dividends, etc.

Item 4.  Purpose of Transaction.

     The Funds acquired 13,512 shares of Preferred Stock and 45,040 Warrants on May 20, 1999, in a privately negotiated transaction. The 13,510 shares of Preferred Stock are currently convertible into 900,800 shares of Class A Common Stock. The Funds entered into this transaction for general investment purposes.

     Under the terms of the Preferred Stock, the holders of Preferred Stock are permitted, as a separate class, to elect one person to the Issuer's Board of Directors and have the right to vote on all other matters presented to shareholders of the Issuer, including the election of directors, on an as converted basis. In addition, the holders of Preferred Stock have the right to designate an observer who may attend all meetings of the Board of Directors of the Issuer.

     The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

          Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO.  165146                           13D             Page 10 of 13 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Class A Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                       Aggregate Number of     Percentage of
          Beneficial Owner                Shares Owned             Class


Corporate Opportunities Fund, L.P.            147,420(1)            2.57
Corporate Opportunities Fund                  798,420(2)           12.50
     (Institutional), L.P.
Corporate Opportunities Fund, L.P.
     and Corporate Opportunities
     Fund (Institutional), L.P.               945,840(3)           14.47
SMM Corporate Management, LLC                 945,840(3)           14.47
Sanders Morris Mundy Inc.                     945,840(3)           14.47
James C. Gale                                 945,840(3)           14.47
----------

(1) Includes 7,020 shares of Class A Common Stock covered by a stock purchase warrant at an exercise price of $1.50.
(2) Includes 38,020 shares of Class A Common Stock covered by a stock purchase warrant at an exercise price of $1.50.
(3) Includes 45,040 shares of Class A Common Stock covered by a stock purchase warrant at an exercise price of $1.50.

     (b) The number of shares of Class A Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A in response to Item 2 do not beneficially own any shares of Class A Common Stock of the Issuer.

     (c) There have been no reportable transactions with respect to the Class A Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

     (d) The Funds have the right to receive all dividends on the Preferred
Stock.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

CUSIP NO. 165146                           13D             Page 11 of 13 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit   Title

 A        Joint Filing Agreement


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 28, 1999

                              Corporate Opportunities Fund, L.P.
                              Corporate Opportunities Fund
                                    (Institutional), L.P.

                              By: SMM Corporate Management, LLC



                              By /s/ James C. Gale
                                -----------------------------------
                                 James C. Gale, Manager



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 165146                          13D             Page 12 of 13 Pages

                                                                       Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 28, 1999

Signatures:

SMM Corporate Management, LLC



By /s/ James C. Gale
  -------------------------------------
Name: James C. Gale
Title: Manager and Chief Investment Officer


Sanders Morris Mundy Inc.


By /s/ James C. Gale
  ---------------------------------
Name: James C. Gale
Title: Managing Director
      ------------------------------


 /s/ James C. Gale
------------------------------------
James C. Gale

___________
Each Reporting Person certifies only the information in Item4 regarding, himself or itself, as the case may be.

CUSIP NO. 165146                          13D             Page 13 of 13 Pages

                                                                      Appendix A


                      Directors and Executive Officers of
                           Sanders Morris Mundy Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Mundy Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 3100 Chase Tower, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                         Present Principal Occupation or Employment;
Name                                Business Address
----                                ----------------

Don A. Sanders           Chairman of the Executive Committee
Ben T. Morris            President, Chief Executive Officer, and Director
George L. Ball           Chairman of the Board
John I. Mundy            Director
John E. Drury            Director; Mr. Drury is Chief Executive Officer of Waste
                         Management, Inc.; his business address is 1001 Fannin,
                         Suite 4000, Houston, Texas 77002
Michael S. Chadwick      Senior Vice President
Charles L. Davis         Vice President, Investment Banking & Assistant
                         Secretary
Bruce R. McMaken         Vice President, Investment Banking
Sandy Williams           Secretary